Sub-Item Item 77D
                                    Policies with Respect to Security Investment



                         The Dreyfus/Laurel Funds Trust
                        Dreyfus Global Equity Income Fund
              (formerly, Dreyfus Premier Global Equity Income Fund)

      Dreyfus Global Equity Income Fund (the "Fund") modified its investment strategy to allow the Fund's portfolio manager to purchase stocks that, at the time of purchase, have a yield premium to the yield of the FTSE World Index, the Fund's benchmark. Prior to this modification, the Fund's portfolio manager typically purchase stocks that, at the time of purchase, had a yield of at least 50% more than the FTSE World Index.

      In connection with this change, the Fund filed a Prospectus Supplement, pursuant to Rule 497(e) under the Securities Act of 1933, on August 19, 2008. Shareholder approval was not required.